

February 20, 2014

<u>Via E-mail</u>
Frank Pringle
President, Director and Chief Executive Officer
Liberated Energy, Inc.
109 Burtons Road
Marlton, New Jersey 08053

Re: Liberated Energy, Inc.
Form 10-K for the Fiscal Year ended September 30, 2013
Filed January 13, 2014
File No. 333-171046

Dear Mr. Pringle:

        We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2013

Financial Statements

Report of Independent Registered Public Accounting Firm, page 16

1.   The reference in the auditor's report to the patent acquisition transaction and related uncertainty about the valuation appears to be a prohibited qualification as to the scope of the audit of your financial statements, as discussed in SAB Topic 1.E.2. Also, the January 13, 2013 date of your audit report appears to be in error. Please make arrangements with your auditor to obtain and file in an amendment an audit opinion that does not include a scope limitation and that is properly dated.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief